FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

November 9, 2005

Pursuant to Rule 13a-16 or 15d-16 of

The Securities and Exchange Act of 1934

OAO TATNEFT

(also known as TATNEFT)

(name of Registrant)

75 Lenin Street

Almetyevsk, Tatarstan 423450

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

OAO Tatneft announces a delay in the publication of its consolidated U.S. GAAP financial statements for 2004 and in the filing of its Annual Report on Form 20-F for 2004 with the U.S. Securities and Exchange Commission, as well as à delay in the publication of its consolidated U.S. GAAP financial statements for the first six months of 2005

Almetievsk, November 8, 2005

OAO Tatneft (the “Company”) today announces a delay in the publication of its consolidated U.S. GAAP financial statements for 2004 (the “U.S. GAAP financial statements for 2004”) and in the filing of its Annual Report on Form 20-F for 2004 (the “Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”).

The audit of the U.S. GAAP financial statements for 2004 did not commence until September 2005 due to the delay in the completion of the audit and publication of the Company’s consolidated U.S. GAAP financial statements for 2003, which were published by the Company on July 14, 2005.

The audit of the U.S. GAAP financial statements for 2004 is now underway, and the Company currently expects the audit to be completed at the beginning of 2006. Immediately upon the receipt of the auditors’ report with respect to the U.S. GAAP financial statements for 2004, the Company expects to file the Form 20-F with the SEC.

Due to the delay in the publication of the U.S. GAAP financial statements for 2004, the Company is delaying the publication of its consolidated U.S. GAAP financial statements for the first six months of 2005. Consistent with past practice, however, the Company is publishing unaudited unconsolidated financial statements (balance sheet and profit and loss statement) of the Company for the first nine months of 2005 prepared in accordance with Russian accounting regulations (“RAR”).

For nine months of 2005, the Company’s unconsolidated revenues under RAR were 129.1 billion rubles, and its unconsolidated net income under RAR was 29.5 billion rubles, an increase of 20.3% and 52.8% as compared to unconsolidated revenues and net income, respectively, under RAR for nine months of 2004. For nine months of 2005, OAO Tatneft produced 19.1 million tons of oil, an increase of 1.1% as compared to the same period in 2004.

Press-Service of OAO Tatneft

Forward-looking statements: This press release contains certain forward-looking statements of OAO Tatneft. OAO Tatneft can give no assurance that any of the events mentioned in such statements will occur, or as to the precise timing of their occurrence.

BALANCE SHEET

at September 30, 2005

		CODES
Form N1	OKUD	710001
	Date (year, month, date)	2005/09/30

Company: Joint stock company OAO “TATNEFT”	OKPO	136352

Taxpayer identification number	INN	1644003838

Field of activity: extraction, processing and marketing of crude oil	OKDP	11210
Legal form/property form:	OKOPF	47
Unit of measurement: thousand of RR	OKEI	384
Address: Almetevsk, Lenina st., 75

ASSETS	Line code	At beginning of reporting year	At end of reporting year
1	2	3	4
I. NON-CURRENT ASSETS
Intangible assets	110	100,265	86,379
Fixed assets	120	52,510,057	53,092,847
Construction in progress	130	5,037,530	5,106,344
Income-bearing lease investments	135	—	—
Long-term financial investments	140	17,127,255	22,976,898
Deferred tax assets	145	—	—
Other non-current assets	150	—	—

Total Section I	190	74,775,107	81,262,468

II. CURRENT ASSETS
Inventories	210	9,087,020	10,382,482
including:
raw, materials and other inventories	211	1,430,773	1,292,336
livestock	212	359	229
work in progress	213	110,580	337,247
finished goods and goods for resale	214	4,245,755	4,532,377
goods dispatched	215	1,611,188	2,536,593
expenses related to future periods	216	1,688,365	1,683,700
other inventories and expenses	217	—	—
Value Added Tax on goods purchased	220	4,100,001	3,161,233
Accounts receivable
(payment expected beyond 12 months of the reporting date)	230	3,505,526	4,336,420
including:
buyers and customers	231	286,206	599,335
Accounts receivable
(payment expected within 12 months of the reporting date)	240	24,167,984	28,180,357
including:
buyers and customers	241	15,708,365	17,859,106
Short-term investments	250	20,035,935	15,483,726
Monetary assets	260	3,810,907	14,649,670
Other current assets	270	15	—

Total Section II	290	64,707,388	76,193,888

TOTAL SECTIONS I and II	300	139,482,495	157,456,356

EQUITY AND LIABILITIES	Line code	At beginning of reporting year	At end of reporting year
1	2	3	4
III. EQUITY AND RESERVES
Charter capital	410	2,326,199	2,326,199
Treasury shares	411	—	—
Additional capital	420	39,672,747	39,453,540
Legal reserve	430	542,299	116,310
including:
reserves and provisions formed in accordance with legislation	431	116,310	116,310
reserves and provisions formed in accordance with charter documents	432	425,989	—
Retained earnings (outstanding losses)	470	62,445,634	90,026,026

Total Section III	490	104,986,879	131,922,075

IV. NON-CURRENT LIABILITIES
Borrowings and bank loans	510	11,125,929	7,690,839
Deferred tax liabilities	515	1,530,684	2,001,205
Other non-current liabilities	520	—	—

Total Section IV	590	12,656,613	9,692,044

V. CURRENT LIABILITIES
Borrowings and bank loans	610	9,112,476	826936
Accounts payable	620	11,689,082	14243013
including:
suppliers and contractors	621	4,815,092	2,327,872
payable to staff	622	351,414	403,640
payable to state non-budget funds	623	98,850	114,875
payable to budget (taxes)	624	5,681,803	6,256,789
other creditors	625	741,923	5,139,837
Payable to participants (shareholders)	630	20,311	22,270
Income of future periods	640	239,530	102,211
Reserves for future expenses and payments	650	777,604	647,807
Other current liabilities	660	—	—

Total Section V	690	21,839,003	15,842,237

TOTAL SECTIONS III, IV, V	700	139,482,495	157,456,356

REFERENCE ON ITEMS ACCOUNTED ON OFF-BALANCE SHEET ACCOUNTS

Narrative	Line code	At beginning of reporting year	At end of reporting year
1	2	3	4
Rented fixed assets	910	4,582,971	4,940,881
(thereof by leasing)	911	3,309,649	3,342,902
Working and fixed assets received for storing	920	256,175	227,565
Goods on commission	930	—	—
Bad debts of insolvent debtors written off to losses	940	1,186,468	1,030,951
Securities of liabilities and payments received	950	—	—
Securities of liabilities and payments issued	960	1,988,857	2,366,542
Housing stock depreciation	970	19,064	19,463
Depreciation of auxiliary engineering facilities and other similar items	980	2,436	1,694
Intangible assets received for use	990	—	—

PROFIT AND LOSS ACCOUNT

for nine months ended September 30, 2005

		CODES
	Form 2 on OKUD	0710002
	Date (year, month, date)	2005/9/30
Company: Joint stock company OAO “TATNEFT”	OKPO	136352
Taxpayer identification number	INN	1644003838
Field of activity: extraction, processing and marketing of crude oil	OKDP	11210
Legal form/property form:
	OKOPF/OKFS	47/17
Unit of measurement: thousand of RR	OKEI	384

Narrative	Line code	At beginning of reporting year	At end of reporting year
1	2	3	4
I. Income from and expenses on ordinary activity
Sales of goods, products, work, services less Value Added Tax, excises, and other similar compulsory payments)	010	129,055,500	107,264,055
Cost of goods, products, work, services sold	020	(77,645,185)	(69,755,264)
Total revenue	029	51,410,315	37,508,791
Sales expenses	030	(7,631,190)	(7,916,316)
General business expenses	040	—	—
Gross profit (loss) from sales	050	43,779,125	29,592,475

II. Other income and expenses
Interest receivable	060	598,927	426,886
Interest payable	070	(596,959)	(1,106,027)
Participation in other companies	080	548,274	406,915
Other operating income	090	148,455,778	96,103,903
Other operating expenses	100	(149,946,892)	(97,246,614)
Non-sale profit	120	2,138,374	4,090,488
Non-sale losses	130	(50,03,350)	(5,137,226)
Income (loss) before taxes	140	39,973,277	27,130,800
Deferred tax assets	141	—	—
Deferred tax liabilities	142	(470,521)	(1,213,281)
Current income tax	150	(10,033,248)	(6,636,155)
	180	—	—

Retained earnings (loss) of the reporting year	190	29,469,508	19,281,364

REFERENCE.
Permanent deferred tax liabilities (assets)	200	(951,515)	(1,170,295)
Basic income (loss) per common share	202	—	—
Diluted income (loss) per common share	203	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT

By:	/s/ Vladimir P. Lavushchenko
Name:	(Vladimir P. Lavushchenko)
Title:	(Deputy General Director for Economics, Chairman of Disclosure Committee)

Date: November 9, 2005